NEWS RELEASE

Canarc Retains Financial Advisor to Evaluate Strategic Alternatives

Vancouver, Canada – June 4, 2012 – Bradford Cooke, Chairman and CEO of Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN), announces that the Company has retained Primary Capital Inc. as its financial advisor for the purpose of evaluating strategic alternatives to enhance shareholder value.

For some time, Canarc management has been seeking out and negotiating with potential partners to develop its main asset, the New Polaris gold mine project located in northwestern BC.  Canarc has also been evaluating various acquisition opportunities to build shareholder value.

Primary Capital will provide Canarc with a range of services including but not restricted to:

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Advising on some of the current partnership discussions regarding New Polaris and generating other possible candidates to develop New Polaris

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Identifying other types of transactions that are accretive to Canarc shareholders and generating new candidates for such transactions

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Evaluating and advising Canarc on the financial impacts of each possible transaction and assisting in the negotiations

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If requested by Canarc, providing an independent fairness opinion with regard to a proposed transaction and advising the Board of Directors or its Special Committee thereon

This financial advisory agreement between Canarc and Primary runs for a twelve month period unless terminated by either party.  Certain prior discussions or agreements on possible transactions with certain third parties are exempt from this advisory agreement.

Canarc Resource Corp.

/s/     “Bradford J. Cooke”

Bradford Cooke

Chairman and CEO

About Canarc Resource Corp. - Canarc Resource is a growth-oriented, gold exploration company listed on the TSX (CCM) and the OTC-BB (CRCUF). The Company is currently focused on exploring its four gold properties in central BC and the Tay LP gold property in the Yukon Territory. Canarc is also seeking a partner to advance its high grade, underground, New Polaris gold mine project in British Columbia to the feasibility stage.

For More Information - Please contact Garry Biles, President, or Erika Fula, Investor Relations Assistant

Toll Free: 1-877-684-9700,

Tel: (604) 685-9700,

Fax: (604) 685-9744,

Email: info@canarc.net,

Website: www.canarc.net